Exhibit 19.1

dorian lpg ltd.
Policies And Procedures To Detect And
Prevent Insider Trading

GENERAL

The Securities Exchange Act of 1934, as amended, prohibits the misuse of material, nonpublic information.  In order to avoid even the appearance of impropriety, DORIAN LPG LTD. (the “Company”) has instituted procedures to prevent the misuse of nonpublic information.

Although “insider trading” is not defined in the securities laws, it is generally thought to be described as trading either personally or on behalf of others on the basis of material non-public information or communicating material non-public information to others in violation of the law.

This policy (the “Policy”) will be administered and supervised by the Company’s Chief Financial Officer.  Please pay special attention to the “Blackout” and “Trading Window” policies discussed in this memorandum.

WHOM DOES THE POLICY COVER?

The Policy covers all of the Company’s officers, directors and employees (“insiders”), as well as any transactions in any securities participated in by family members, trusts or corporations directly or indirectly controlled by insiders.  In addition, the Policy applies to transactions engaged in by corporations in which the insider is an officer, director or 10% or greater stockholder and a partnership of which the insider is a partner, unless the insider has no direct or indirect control over the partnership.

The Company forbids any insider from trading, either for his or her personal account or on behalf of others, while in possession of material nonpublic information, or communicating material nonpublic information to others in violation of the law.  This prohibited conduct is often referred to as “insider trading.”

●The Policy extends to each insider’s activities within and outside his/her duties at the Company.  Each insider must read and retain this statement.
●Failure to comply with the Policy may cause an employee to be subject to disciplinary action.

WHAT IS INSIDER TRADING?

The term “insider trading” generally is used to refer to trading while in possession of material nonpublic information (whether or not one is an “insider”) and/or to communications of material nonpublic information to others.  The law in this area is generally understood to prohibit, among other things:

●	trading by an insider while in possession of material nonpublic information;
●	trading by a non-insider while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or the information was misappropriated;
●	trading while in possession of material nonpublic information concerning a tender offer; and
●	wrongfully communicating, or “tipping”, material nonpublic information to others.

THE INSIDER CONCEPT

As a general guide for our directors, officers and employees, components of what amounts to “insider trading” are described below:

Who is an insider?

The concept of “insider” is broad.  It includes officers, directors, trustees, and employees of a company.  In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes.  A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of those organizations.

What information is material?

Trading on information that is “material” is prohibited.  Information generally is considered “material” if:

●there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision, or
●the information is reasonably certain to have a substantial effect on the price of a company’s securities.

Information that should be considered material includes: dividend changes, earnings estimates not previously disseminated, material changes in previously-released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

What information is non-public?

Information is nonpublic until it has been effectively communicated to the market place.  For example, information found in a report filed with the U.S. Securities and Exchange Commission, or appearing in Dow Jones, Reuters, The Wall Street Journal, on Bloomberg or in other publications of general circulation ordinarily would be considered public.  In addition, in certain circumstances, information disseminated to certain segments of the investment community may be deemed “public”, for example, research communicated through institutional information dissemination services such as First Call.  (However, the fact that research has been disseminated through such a service does not automatically mean that it is public.)  Remember, it takes time for information to become public.  The amount of time since the information was first disseminated ordinarily is a factor regarding whether the information is considered “public”.

PENALTIES FOR INSIDER TRADING

Penalties for insider trading are severe both for the individuals involved as well as for their employers.  A person can be subject to some or all of the penalties listed below, even if he or she does not personally benefit from the violation.  Penalties may include:

●Jail sentences;
●Civil injunctions;
●Civil treble (3x) damages;
●Disgorgement of profits;
●Criminal fines of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and
●Fines for the employers or other controlling person of up to the greater of $1 million or three times the amount of the profit gained or loss avoided.

Clearly, it is in the Company’s and your best interests for the Company to put into place procedures to prevent improper trading by its insiders.

PROCEDURES TO PREVENT INSIDER TRADING

The following procedures have been established to aid in the prevention of insider trading.  Every insider must follow these procedures or risk sanctions, including: dismissal, substantial personal liability and criminal penalties.

Questions to Ask

Prior to trading in the Company’s shares, and if you think you may have material non-public information, ask yourself the following questions:

●Is the information material?  Is this information that an investor would consider important in making an investment decision?  Would you take it into account in deciding whether to buy or sell?  Is this information that would affect the market price of the securities if generally disclosed?
●Is the information non-public?  To whom has this information been provided?  Has it been effectively communicated to the marketplace?  Has enough time gone by?

Action Required

If you are at all uncertain as to whether any information you have is “inside information,” you must:

●Immediately report the matter to the Company’s Chief Financial Officer, the Company’s Chief Executive Officer, the Chief Executive Officer of Dorian LPG (USA) LLC or the Company’s outside legal counsel;
●Refrain from purchasing or selling the shares; and
●Not communicate the information inside or outside the Company.

After the employee and management have reviewed the issue and consulted with outside legal counsel to the extent appropriate, the insider will be instructed as to whether he/she may trade and/or communicate that information.

Blackout Policy and Trading Window

To assure compliance with the Policy and applicable securities laws, the Company requires that all insiders refrain from conducting transactions involving the purchase or sale of Company shares other than during the period commencing at the open of the New York Stock Exchange on the second business day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of the New York Stock Exchange on the fourteenth (14th) day after the last day of the current fiscal quarter (the “Trading

Window”).  In addition, from time to time material non-public information regarding the Company may be pending.  While such information is pending, the Company may impose a special “blackout” period during which the same prohibitions and recommendations shall apply.

Remember:  Even during the Trading Window, any person possessing material non-public information concerning the Company, should not engage in any transactions in Company shares until such information has been made public and absorbed by the market.

Pre-Clearance of Trades

All insiders must refrain from trading in Company shares, even during the Trading Window, without first complying with the Company’s “pre-clearance” process.  Each such person should contact the Company’s Chief Financial Officer, the Company’s Chief Executive Officer or the Chief Executive Officer of Dorian LPG (USA) LLC (each, an “Authorized Person”) prior to commencing any trade.  The relevant Authorized Person will consult as necessary with senior management and/or outside legal counsel to the Company before clearing any proposed trade.

Coverage

The Policy applies not only to Company shares, but also any other securities issued by the Company.

QUESTIONS OR CONCERNS

Any questions or concerns regarding the Company’s Policies and Procedures to detect and prevent insider trading should be directed to the Company’s Chief Financial Officer or outside legal counsel, or, if such questions or concerns involve such persons, to the Chief Executive Officer.  The personal trading activity of each Authorized Person will be reviewed by another Authorized Person.

Addendum A

INSIDER TRADING POLICIES AND PROCEDURES
CERTIFICATION FORM

I have recently read and reviewed DORIAN LPG LTD.’s Policies and Procedures to Detect and Prevent Insider Trading.  I understand such policies and procedures and recognize that I am subject to them and understand the penalties for non-compliance.  I certify that I am in full compliance with the Policies and Procedures to Detect and Prevent Insider Trading.

CERTIFIED BY:

NAME:__________________________________ (PRINT)

SIGNATURE:__________________________________

DATE:__________________________________